

Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

THE COMPANY

1.   Name of issuer: Country The Musical Company

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain:


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Pete Wilke	Victoria Till	Jeff Brown
Dates of Board Service:	3/23/2022 - Present	3/23/2022 - Present	3/23/2022 - Present
Principal Occupation:	attorney	business consultant	owner retail business
Employer:	Self	Till Management	We Olive
Dates of Service:	1977 - Present	1980 - Present	6/1/2019 - Present
Employer's principal business:	Law	General Business Consultancy, Financial Record Keeping	Retail Sales, Food and Drink

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position:	Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer		
Dates of Service:	3/23/2022 - Present		
Position:			
Dates of Service:			
Position:			
Dates of Service:			

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Pete Wilke, Attorney at Law	Till Management	We Olive
Employer's principal business:	Law	General Business Consultancy, Financial Record Keeping	Retail Sales, Food and Drink
Title:	Attorney	Proprietor	Co-Owner
Dates of Service:	1977 - Present	1980 - Present	6/1/2019 - Present
Responsibilities:	Legal Services	Consulting, Management	Management


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Pete Wilke
Title:	Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer
Dates of Service:	3/23/2022 - Present
Responsibilities:	Management, Financial
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Pete Wilke, Attorney at Law
Employer's principal business:	Law
Title:	Attorney
Dates of Service:	1977 - Present
Responsibilities:	Legal Services

Advisory Board - we have a 12 member advisory board. Please see our website, www.countrythemusical.net, for a list and brief description of each advisory board member.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Pete Wilke	30,000,000 preferred shares	30%


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Our Company

Country the Musical Company, a Wyoming corporation, ("company" "us" "we"), was formed on March 23, 2022 ("inception").

We are a start-up company with an office in Playa del Rey, California. We are an "Indie live musical theater and TV production company," meaning that we are not a large, well known studio such as Walt Disney Studios or Paramount Television Studios. We have a simple mission – to provide the best possible live country musical show performances and television programming.

Our goal is to be:

The "Hamilton" of country musicals!

The "Reba" of Country-oriented scripted TV series!

The "American Idol" of televised talent showcases!

Funds allowing, we plan to produce a live environmental, interactive version of *Country the Musical* ("C the M" or "show") in the Los Angeles area, with multiple venues to follow, as well as a television pilot and series. "Environmental" means that the show is performed in part amongst the seated audience and "Interactive" means there are a few scenes where audience members are participants. The 20 song soundtrack is fully produced (Nashville musicians); on a CD and online. *Country the Musical* was produced/performed at the Crazy Horse Steakhouse and Saloon, Santa Ana, CA in 1999. Videos of much of the music performances and acting scenes were produced in Bakersfield, CA, primarily at Buck Owens' Crystal Palace, in 2000 ("Bakersfield taping"). See www.CountrytheMusical.net.

We plan the following productions:

If full amount of this Offering raised:
LA production company, cast, band
Podcast
TV Series Pilot – feature length movie pilot. If most of the maximum amount of this Offering is raised, we will be able to produce an "episode length" pilot (approximately 25 minutes in length).
TV Series - once distribution is secured, we will have funds to begin production of the TV series.
Begin School, Community Theater licensing. More TV Series episodes.
Branson production, cast, band.

If more funds are raised in a subsequent offering or offerings (depending on the amount(s) raised); in the following priority order :
More TV Series episodes.
Broadway production companies, casts, bands (Heartland meets the Big Apple). Traveling companies and stage bands.

If the maximum amount of this Offering is attained, we will be able to budget and produce the LA and Branson live musical theater productions, TV pilot and series.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

We will also be able to launch our merchandise line, a podcast and commence our effort to license the show to high schools, colleges and community theaters. The remaining productions listed above will require additional funding beyond that sought in this Regulation Crowdfunding Offering. We believe initiating a live show in Branson, Missouri would require an initial budget of at least $2 million. A Broadway show is typically launched with between $8 million and $14 million. A second offering, if there is one, would likely be a SEC Regulation A+ offering. Tier 2 of Regulation A+ features audited financial statements and allows for offerings of unrestricted stock up to $75 million.

If we are only able to raise the minimum "target" amount of this Offering ($10,000), those funds will be utilized to pay Offering expenses, hire a band and vocalists and provide our Offering subscribers with a one-time-only live "music review" of our 20-song album in a Los Angeles area venue. We will need a minimum $150,000 to produce the live show for at least long enough for subscribers to redeem their tickets (obtained as part of their stock subscription package). If between $10,000 and $150,000 is raised, in addition to a live music review of the C the M soundtrack, we will look to fund a modest promotional campaign and produce some streaming video and audio (song recordings) content on our website as a way to continue to promote the show, seek television distribution and more investors. We plan to introduce at least part of the C the M ancillary product line as funds allow.

UNITS AND PERKS

Our minimum investment amount is $100.00 ("Unit"). Units include "perks" as follows:

1 Unit – 2 CDs (*Country the Musical* soundtrack, Pete Wilke's *Down From Montana*); up to 2 tickets to Los Angeles area live show (1 if dinner theater is available); Merch discounts (up to $100 at cost; purchased at live show venue).

250 Units ($25,000) – Live Show program/movie pilot Executive Producer credit (if pilot is produced). Up to 250 of each CD; up to 500 Los Angeles area live show tickets (250 if dinner theater is available). Merch discounts (up to $2500 at cost; picked up at live show venue. An advance order is required when more than $250 in merch is involved).

Please note – We are budgeting $150,000 as the amount needed to begin production of our Los Angeles area live show. If we achieve at least $10,000 in this Offering, but not enough funding to produce the live show itself through this and a subsequent offering of our securities, we will provide a live concert of the show's 20 song soundtrack for our Common Stock unit subscribers. This concert will be a single event in the Los Angeles area within 180 days of the close of this Offering. Each of our units will receive 2 tickets to the concert and the 2 CDs mentioned above. The merch discount will apply as long as the order is made far enough in advance to have it available at the concert venue.

Live show ticket "perks" will be available only if we are able to raise enough money to actually stage the live show for long enough to give subscribers the opportunity to avail themselves of the perks. "Perks" live show tickets are redeemable by advance reservation only. Unused live show tickets may be given away, but not resold for money or any other valuable consideration. Assuming enough funds are available to produce the live show, the closing date for perk ticket live shows is no more than 120 days from the date of the first live show performance. If we are able to raise enough funding in other securities offerings, to establish a live show in Branson, Missouri; the live show "perks" tickets will be redeemable in either the Los Angeles area or Branson venues.

An alternative to the live show tickets (if you don't think you'll be able to attend the live show), is 1 one-size-fits all C t M cap per Unit, sent by mail. Given the cost of fulfillment for the cap order, handling and mailing expense, we can only offer 1 cap per Unit and only if enough money is raised to produce the live show, thereby giving you the opportunity to pick show tickets or caps.

Except if at least $10,000 is raised hereby and we provide a music concert for our PN subscribers, the CDs offered as perks will be available only if we raise enough money to produce the live show and will be available for pick-up at the venue during the show you are attending. CDs will not be mailed or available if you do not attend the concert (if one is scheduled) or a live show.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

1000 units ($100,000) – Private live show performance for you and up to 100 guests (Los Angeles area) including BBQ dinner with above-the-line personnel and cast (alcohol not included). Separate, single card Executive Producer credit on LA show program and movie pilot (if one is produced). Up to 100 of each CD. Up to 100 t-shirts. The show will occur within 150 days of investment in a venue of the company's choosing. We may film this performance (and your investment on this level gives us permission to do so). If we film this performance, the resulting video may be entered in film festivals, exhibited on our website and other outlets such as, perhaps, YouTube. We may also film the dinner and interview you and some of your guests for promotional purposes and perhaps, for a documentary film for the company and the show.

TV pilot taping for subscribers – We may utilize the proceeds of this Offering to produce the television pilot and/or promotional video prior to instituting the live show (which would require further fund-raising on our part). This would include the 6 main cast members, perhaps other "regulars," and some featured talent such as a storyteller and/or singer/songwriter and/or dancer and/or comedian and/or poet, etc. The venue would still be in the Los Angeles area; likely under SAG/AFTRA's ultra-low budget rules. These rules allow for budgets up to $300,000 with payment of a little over $200/day for actors (8 hours day; more for overtime), plus pension/health and payroll costs. The bulk of the cost of hiring cast would be needed to schedule enough rehearsal time to film the pilot as a continuous, live performance of about 90 minutes. Exhibition in film festivals and certain limited televised exhibitions are provided for in the rules, but commercial exploitation later as part of a television series, for example, involves payment of residuals to actors and others. If we select this option, perks will be available as stated above. The TV pilot and series will be titled *Country Rules.*

COVID 19

Our Common Stock investment includes perks such as tickets to live show performances. Assuming adequate funding to produce live show performances, and television tapings (pilot and episodes), if COVID-19 remains a health hazard for our community, we will require all live show and TV pilot/programming audiences to show proof of complete COVID-19 vaccination to enter our live theater and TV production venues. We may require use of face coverings as well. Do not invest in this Offering if you will not agree to provide proof of vaccinated status to gain entry to our live stage performances (and TV pilot/episodes taping locations). Your vaccination status is not relevant if you invest in our Common Stock in this Offering and do not personally attend our live shows or TV pilot taping as an audience member.

Albums: eventually, funds allowing, we plan to produce live albums from the C the M cast and band; and the TV pilot/series cast and band.

Showcases (beginning at an appropriate time if we are able to fund our TV Series); posted on the C the M website:

Singer/songwriter (perform with a C the M band; stream on website and perform within TV Series; include in a TV Series album)
Band (stream on website and perform within TV Series; include in a TV Series album)
Dance (stream on website and perform within TV Series)
Poetry (reading - stream on website and perform within TV Series)
Comedian (stream on website and perform within TV Series)
Storyteller
Specialty (instrumentalist, harmonica, whistler, magician, etc.; stream on website and perform with TV Series)
Short Story (later)
Books/Novels (later)
Short film, movies, documentaries (later)

In addition to our planned live musical theater venues and television programming, we also plan to contract for the manufacture, distribution and sale of "ancillary products." These products will vary depending on the live stage performances


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

and television programming inspiring the creation of the products; and will likely include show merchandise and memorabilia products such as hats, t-shirts, jackets, etc.

Country the Musical Foundation

If we are funded to the degree that our operations produce a profit, we will form a charitable foundation at an appropriate time. C the M Foundation – 501(c)(3); 10% of all net revenue will go to the foundation; to be used for scholarships; community and school theater grants.

Country the Musical

The book (script) and music for *Country the Musical* ("show" "C the M") were written by Pete Wilke ("Pete"); who produced the show in its earlier years. It was originally produced at the Crazy Horse Steakhouse and Saloon in Santa Ana, California in 1999 ("Crazy Horse"). The show was performed several times in a late afternoon Saturday time slot. As it turned out, the Crazy Horse was in the process of deciding to move its location and so Pete was told that the run there would be limited as a result. Audiences were very receptive and enthusiastic about the show. Reviews were encouraging as well.

The Los Angeles Times said:

"…Pete Wilke's show never stoops to the cheap melodrama one might expect from the kinds of romantic entanglements that are at the heart of the story."
"Instead, it runs the gamut of real feelings—from tender and warm to angry and hurt to ultimately triumphant and celebratory."
"Mainly through Wilke's vivid story-songs, this impressive musical makes you care about the fate of its everyday-folk characters." ~ **John Roos, *The Los Angeles Times***

The Orange County Weekly chimed in:

"Pete Wilke's book, lyrics and music poke gentle fun at and pay tribute to the stereotypes of the country-music world without having to resort to parody."
"Sure, there's enough lonely hearts, cheatin' hearts and unrequited romance to fill a pickup truck, but the lack of deep plot is offset by the humor and occasional pathos, both of which come across as genuine."
"Wilke's songs cover a wide range of the country spectrum, with the actors, backed up by a tight six-piece band, belting out everything from rousing honky-tonk to tears-in-the-beer weepers. What makes the show especially enjoyable is that the actors use the entire club as a playing area, thus allowing the audience members to feel as though they're part of the show. It's interactive theater at its shit-kickin' best." ~ **John McElligott, Jr., *Orange County Weekly***

Texts of the full reviews are available on our website. After the Crazy Horse run, Pete decided to arrange for the recording of the show's 20 songs. The resulting album, on a CD and our website, utilized Nashville country musicians. No effort has been made to sell the CD or place it online for sale to date. Pete also arranged with venerable country music star Buck Owens to utilize Buck's Bakersfield, California concert venue and restaurant, the Crystal Palace, as a location for the filming of many of the show's scenes ("Bakersfield taping"). The cast for this endeavor recorded the vocals on the album. Video and still photography of the Crystal Palace shoot are interspersed throughout much of our website.

The show is "environmental and interactive theater" and features 6 main characters. Our set is the venue stage (with a house band), the area in front of the stage and some of the surrounding tables.

Our Exclusive Licensing Agreement


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

Pete Wilke, the creator and sole owner of the show, is our "licensor" for the copyrighted *Country the Musical*. The license, included herein as an exhibit, is exclusive and allows the company to commercially exploit the show as we see fit; including ancillary products. The license remains in effect as long as we are making reasonable efforts to promote and produce the show and revenues are coming in. The licensing fee is 30 million of our Preferred Stock shares, par value $0.0001 per share. There is no cash consideration for the license and no revenue percentages, royalties, etc. The CD *Country the Musical* is not included in the license.

Television Distribution – Festivals

We may enter our planned TV pilot and television programming (once produced) in festivals featuring television distribution opportunities.

These days, you can watch television anywhere - on your TV, your tablet, your laptop, your phone. For the most part, Film Festivals such as "Sundance" and "Toronto" have focused on feature films and documentaries over the years. "But beyond the presence of high-profile titles, the rise of TV at film festivals reflects the changing face of independent television development, from the boom of digital web series in the early 2010s to the current marketplace, which is liable to be shaped by the streaming wars for a decade to come." Michael Betancourt, in a Los Angeles Times article of March 16, 2021.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Investment in our Common Stock involves a high degree of risk. We expect to be exposed to some or all of the risks described below in our future operations. Any of the risk factors described below, as well as additional risks of which we are not currently aware, could affect our business operations and have a material adverse effect on our business, results of operations, financial condition, cash flow and prospects and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks that would compound the adverse effect of such risks on our business, results of operations, financial condition, cash flow and prospects.



Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

Risks Related to Pandemics

All the effects of the recent COVID-19 coronavirus pandemic are not immediately known, but may adversely affect our business, results of operations, financial condition, liquidity, and cash flow.

COVID-19 (also referred to herein as "Coronavirus") has impacted our ability to gather and make plans to manage and grow our business plan and may inhibit our ability to contact potential shareholders. It is unknown how long this worldwide pandemic will remain an obstacle to the economies of the United States and Canada and what long term effect, if any, it may have on the company's operations.

As of the date of this Offering Statement, COVID-19 coronavirus has been declared a pandemic by the World Health Organization, has been declared a National Emergency by the United States Government and resulted in several states being designated disaster zones. COVID-19 coronavirus caused significant volatility in global markets. The spread of COVID-19 coronavirus has caused public health officials to recommend precautions to mitigate the spread of the virus, especially as to travel and congregating in large numbers. In addition, certain nations, states and municipalities enacted quarantining and "shelter-in-place" regulations which severely limited the ability of people to move and travel and require non-essential businesses and organizations to close. While most jurisdictions eventually lifted their "shelter-in-place" restrictions and travel bans, there is no certainty that an outbreak will not occur, and additional restrictions imposed again in response.

It is unclear how such restrictions, if put in place again, will contribute to a general slowdown in the global economy, will affect our business, results of operations, financial condition, and our future strategic plans. In addition, while we plan to produce our programming in the United States, we still could experience significant supply chain disruptions due to interruptions in operations at any or all of our suppliers' facilities or downline suppliers or availability of qualified personnel. If we experience significant delays in receiving needed supplies and equipment and hiring qualified personnel, we will experience delays in our planned live show and TV programming productions and ultimately receiving payment when (and if) our programming is aired for paid viewing, which could result in loss of revenues and a loss of audience members/viewers, and adversely impact our financial condition and results of operations. The current status of COVID-19 restrictions could also negatively impact our ability to receive funding from our existing capital sources as each business is and has been affected uniquely.

General securities market uncertainties resulting from the COVID-19 pandemic.

Since the outset of the pandemic the United States and worldwide national securities markets have undergone unprecedented stress due to the uncertainties of the pandemic and the resulting reactions and outcomes of government, business and the general population. These uncertainties have resulted in declines in all market sectors, increases in volumes due to flight to safety and governmental actions to support the markets. As a result, until (and if) the pandemic has stabilized, the markets may not be available to the Company for purposes of raising required capital. Should we not be able to obtain financing when required, in the amounts necessary to execute on our plans in full, or on terms which are economically feasible we may be unable to sustain the necessary capital to pursue our strategic plan and may have to reduce the planned future growth and/or scope of our operations.

Risks of restricted international travel resulting from the COVID-19 pandemic.

One of the negative impacts of COVID-19 is the need for countries to restrict travel both into and out of national borders. Until such time as such restrictions are not widely promulgated, there is a risk that continuing travel restrictions could impact our operations.

Risks of disruption to our live stage performances and/or programming production schedules.



Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

As the number of "variants" (such as Delta and Omicron) of COVID-19 continue to grow, programming safety protocols could be a major concern. Extensive safety protocols undoubtedly have saved lives but they've also been costly to producers. Depending on the state where our show is in production, there may be state-wide mandates in place that are subject to change over time. For example, testing probably will remain but there might be reduction in the frequency of testing requirements for those who are vaccinated. Under current rules in California, those in the zones of the set where actors are present, or crew members who have to work in close confines, are tested three times a week or more. Also, there may be some easing on masking and social distancing rules. Remote casting and individually packaged meals are among some of the practices that could remain in some jurisdictions. There remains a risk that governmentally mandated COVID-19 safety protocols will increase the cost, and delay, of our programming production. There could also be delays or disruption in the manufacture, distribution and sale of our planned ancillary products.

Risks Related to Our Business

Our licensing agreement was not negotiated at arm's length; conflict of interest.

We have licensed *County the Musical* from its creator, author and owner, Pete Wilke ("license"). Mr. Wilke is also an Officer and Director of the company. The equity consideration paid by us for the license is 30 million of our Preferred Common stock shares. The license is valued by us at $3000.00 based on the par value of these shares ($0.0001 multiplied by 30 million shares). This licensing agreement was not bargained for or negotiated in an arm's length transaction. We believe the consideration in exchange for our license, which is exclusive to us, is fair and adequate given the start-up status of the company and relative lack of operating capital at inception ($7000.00 in cash; from the sale of 70 million Preferred Stock shares). There is a continuing conflict of interest with Mr. Wilke as the licensor and part of management of the licensee; which the parties acknowledge and accept. He has pledged, and we expect, that he will conduct himself in these roles in a good faith and fair manner.

Our business is dependent upon our ability to attract and retain key personnel.

We are highly dependent on members of our Management. Competition for talented management and staff is, and will continue to be, intense. Our ability to attract and retain the highest quality management team is critical to our business, results of operations, financial condition and cash flow. A downturn in the performance of our Management could adversely affect our ability to attract and retain other key personnel. Our failure to attract and retain key personnel, including show and television producers, directors, crew and actors, could have a negative impact on our ability to manage effectively and grow our business.

The company's assumptions concerning future operations may not be realized.

Any operating and financial information contained in this Offering Circular have been prepared by management of the company based upon our goals and objectives for the future performance and various assumptions concerning future phenomena. In addition, the company's possible economic success and results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which we have only partial or no control. While management believes that our goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. We do not currently have any contractual agreements that can provide assurances with respect to possible revenues. The selection of assumptions underlying the projected information required the exercise of judgment by, and represent the opinions and beliefs of, the company's management. Others may have different opinions and beliefs. In addition, the projections and underlying assumptions have not been compiled, reviewed or examined by any independent public accountants and were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission. Moreover, the company's operations are subject to uncertainty due to the effects that economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially and adversely affect our operations. To the extent assumed events do not materialize, actual results may vary substantially from desired results. As a result, no assurance can be


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

given that the Company will achieve the operating or financial results that would reward a shareholder for his, her or its purchase of our Common Stock and, accordingly, prospective shareholders are cautioned about placing undue reliance thereon.

If we fail to retain our audience, or add new ones, our revenue, financial results, and business may be significantly harmed.

The size of our audience base and acceptance of our live stage shows and television programming will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active audience members and TV viewers. There is no guarantee that we will be able to establish, grow and maintain sufficient audience members for our live stage shows ("audience") or an active TV viewer base ("viewer") or ancillary product sales levels over time (if at all). A decrease in audience and/or viewer retention, growth, or engagement may have a material and adverse impact on our revenue, business, financial condition, and results of operations. Any number of factors could potentially negatively affect user retention, growth, and engagement, including if:

- Audience and viewers increasingly engage with competing productions;
- We fail to introduce new and improved TV productions or if we introduce new productions that are not favorably received;
- We are unable to continue to develop TV productions that achieve a high level of market acceptance;
- There are changes in viewer sentiment about the quality or usefulness of our show and TV productions or concerns related to, safety, security, or other factors;
- We are unable to manage and prioritize information to ensure our audience and viewers are presented with a musical theater show and/or TV programming that is entertaining or useful and relevant to them;
- Technical or other problems prevent us from delivering our productions in a reliable manner.

If we are unable to maintain and increase our audience and viewer base, our revenue, financial results and future growth prospects may be adversely affected.

We cannot assure you that we will be able to meet the reporting requirements of Regulation Crowdfunding.

As supplied by the SEC:

"Amendments to Offering Statement
For any offering that has not yet been completed or terminated, an issuer can file on Form C/A an amendment to its offering statement to disclose changes, additions or updates to information. An amendment is required for changes, additions or updates that are material, and in those required instances the issuer must reconfirm outstanding investment commitments within 5 business days, or the investor's commitment will be considered canceled.

Progress Updates
An issuer must provide an update on its progress toward meeting the target offering amount within 5 business days after reaching 50% and 100% of its target offering amount. These updates will be filed on Form C-U. If the issuer will accept proceeds over the target offering amount, it also must file a final Form C-U reflecting the total amount of securities sold in the offering. If, however, the intermediary provides frequent updates on its platform regarding the progress of the issuer in meeting the target offering amount, then the issuer will need to file only a final Form C-U to disclose the total amount of securities sold in the offering.

Annual Reports
An issuer that sold securities in a Regulation Crowdfunding offering is required to provide an annual report on Form C-AR no later than 120 days after the end of its fiscal year. The report must be filed on EDGAR and posted on the issuer's website. The annual report requires information similar to what is required in the offering statement, although neither an audit nor a


Offering Statement

	# Of Shares	Total Proceeds	Net Proceeds
40,000 Shares of Common Stock at $0.25 per Share			
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

review of the financial statements is required. Issuers must comply with the annual reporting requirement until one of the following occurs:

· (1) the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

· (2) the issuer has filed at least one annual report and has fewer than 300 holders of record;

· (3) the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

· (4) the issuer or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or

· (5) the issuer liquidates or dissolves in accordance with state law.

Any issuer terminating its annual reporting obligations is required to file notice on Form C-TR reporting that it will no longer provide annual reports pursuant to the requirements of Regulation Crowdfunding."

There is management and professional cost associated with providing Progress and Annual reports, as well as amendments to this Form C if necessary. We cannot guarantee that we will have operating capital in sufficient quantity to pay for the cost of required Regulation Crowdfunding reporting. If we are unable to provide required reporting, then it will be necessary for us to file the above-referenced Form C-T.

Our business and operations may experience rapid growth. If we fail to manage our growth, our business and operating results could be harmed and we may have to incur significant expenditures to address the additional operational and control requirements of this growth. We may experience rapid growth in our productions and operations, which may place significant demands on our management, operational and financial infrastructure. If we do not manage our growth, the quality of our productions could suffer, which could negatively affect our operating results. To manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures to address these issues, which could harm our financial position. The required improvements may include:

- Enhancing our information and communication systems to attempt to optimize our show and TV programming production and commercial exploitation.
- Enhancing systems of internal controls to ensure timely and accurate reporting of all of our operations.
- Documenting all of our information technology systems and our business processes for our ad systems and our billing systems.
- Improving our information technology infrastructure.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock. Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that any measures we implement will ensure that we achieve and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock (if such a public market is established).

Competition could present an ongoing threat to the success of our business. Some of our potential competitors may have significantly greater resources and better competitive positions in certain markets than we do. They may be more established and possess longer operating histories with significantly more financial resources. These factors may allow our potential competitors to respond more effectively than us to new or emerging technologies and changes in market requirements. They may develop products, features, or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. As a result, our potential competitors may acquire and engage customers at the expense of the growth or engagement of our customer base (if we are able to develop one), which may negatively affect our business and financial results.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

- The audience appeal of our shows and TV productions compared to those of potential competitors;
- The quality of our Management, production technical experts we hire, and marketing efforts;
- The size and composition of our audience and viewer base;
- Growth in licensing of our productions to distributors and exhibitors;
- The timing and market acceptance of productions, including developments and enhancements to our or our potential competitors' shows or TV programming;
- Our ability to monetize our shows and TV productions and ancillary products;
- The frequency, size, and relative prominence of the advertising and other promotional content displayed by us or our potential competitors;
- TV distributor/exhibitor relationships and support efforts;
- Marketing, licensing of productions and selling efforts;
- Our ability to establish and maintain interest in our live shows and TV programming;
- Changes mandated by legislation, regulatory authorities, or litigation, including settlements and consent decrees, some of which may have a disproportionate effect on us;
- Acquisitions or consolidation within our industry, which may result in formidable competitors;
- Our ability to attract, retain, and motivate talented employees, contractors and management personnel;
- Our ability to manage and grow our operations cost-effectively; and
- Our reputation and live show/ TV programming strength relative to our potential competitors.

If we are not able to compete effectively over time, our viewer base and level of engagement may decrease, which could make us less attractive to others and materially and adversely affect our revenue and results of operations.

If we were to lose the services of our management team, we may not be able to execute our business strategy. We believe our management team has many strengths and attributes enhancing our operations and plans. Our future success depends in a large part upon the continued service of key members of our management team; in particular Pete Wilke. All of our executive officers and key employees are, and will likely be, at-will employees, and we do not plan to maintain any key-person life insurance policies. The loss of any of our Management or key personnel could seriously harm our business. Our key management team members do not have non-compete agreements in place and are free to leave the Company and work for others. There are non-disclosure and confidentiality agreements in place with Management and will be for employees (as they are hired).

Our Common Stock units have "perks" that are subject to certain restrictions. We are offering live show tickets, C t M caps, CDs and merchandise discounts are perks accompanying our Common Stock units. The perks are not available unless and until enough funding is secured to produce the Los Angeles live show for a long enough period of time to honor the live


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

show tickets perk. Tickets and CDs will be available if we achieve our target minimum offering amount ($20,000), thereby allowing us to provide the music concert. There is no guarantee we will raise enough funding to activate the perks.

Trend information. The Company is an early-stage development company. The trends projected for the Company for production, sales and inventory have not been established. The state of the order book, costs, and selling prices for the products and services sold since the latest financial year for the Company will be updated and presented in our financial statements.

We have no operating history and a relatively new business model in a competitive market. This makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful. We have no operating history. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a highly competitive market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results

Interruption or failure of our production technology could impair our ability to effectively provide our products and services, which could damage our reputation and harm our operating results. Provision of our productions and ancillary products will depend on the continuing operation of our production technology and delivery systems. Any damage to or failure of our systems could result in interruptions in our operations. Interruptions in our operations could reduce our revenues and profits, and our reputation could be damaged if people believe we are unreliable. Our operations are vulnerable to damage or interruption from global pandemics, earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems, and similar events. Our offices and facilities are also subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions if the operators of these facilities have financial difficulties. Our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, including an ongoing pandemic such as COVID-19, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our location(s) could result in lengthy interruptions in our operations.

We may experience operational failures in the future. Any unscheduled interruption in our operations will put a burden on our entire organization and would result in an immediate loss of revenue. If we experience frequent or persistent operational failures, our reputation could be permanently harmed. The steps we will take to increase the reliability and redundancy of our operations may be expensive, may reduce our operating margin and may not be successful in reducing the frequency or duration of unscheduled downtime.

We could become subject to commercial disputes that could harm our business by distracting our Management from the operation of our business, by increasing our expenses and, if we do not prevail, by subjecting us to potential monetary damages and other remedies. From time to time we could be engaged in disputes regarding our business transactions. These disputes could result in monetary damages or other remedies that could adversely impact our financial position or operations. Even if we prevail in these disputes, they may distract Management from operating our business and the cost of defending these disputes would reduce our operating results.

We have to keep up with rapid technological change to remain competitive in our rapidly evolving industry. Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our operations to evolving industry standards and to improve the performance and reliability of our operations. Our failure to adapt to such changes would harm our business. New technologies and advertising media coverage could adversely affect us. In addition, the widespread adoption of new Internet, networking or telecommunications or other technological changes could require substantial expenditures to modify or adapt our operations, facilities or infrastructure.

Our business partially depends on increasing use of the Internet by potential viewers searching for information regarding our productions. If our Internet infrastructure is not established properly and is not maintained to support these activities, our business will be harmed. Our success will partially depend on the continued growth and maintenance of an Internet


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

infrastructure providing information to potential viewers. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet contact and information to our viewers and potential viewers. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users seeking information about us and our programming continues to increase, or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of our promotional/informational efforts on the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as our ability to provide information about our operations and productions.

It may not be possible to attract new audiences and viewers. We may not be able to execute our business plan successfully in promoting our concept to attract audience members and viewers. We cannot assure you that we will be successful in implementing our business plan or that any revenues from our planned productions will occur at all.

Negotiation and pricing of distribution/exhibition contracts are subject to approval of others and those contracts may change in the future. If we are able to produce our planned TV series and desire to exhibit it beyond our own streaming TV content website, we may not be able to negotiate television programming distribution/exhibitor contracts that are favorable to us. These contracts will likely change in the future as our costs of doing business fluctuate. Our ability to negotiate favorable distribution and exhibition contracts will be critical to the success of our operations and financial "bottom line."

The markets in which we operate could become highly competitive and increased competition could affect our ability to be profitable. We will likely face competition from other companies in the USA. If live musical theater and television programming in general continues to grow in popularity and consumption, the resources of potential competitors will likely increase and they could commence musical theater and/or television programming production. The increase in competition could have a material adverse effect on our revenues and our overall business, results of operations, financial condition and cash flow.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand. As funds allow, our plan is to obtain copyright and/or trademark protection for our live shows, television programming and ancillary products (to the extent we decide these are needed).

Our trademarks, trade secrets, copyrights and any other intellectual property rights will be important assets for us. There are events that are outside of our control that could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available everywhere our ancillary products are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

We may in the future be subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future. Companies in the entertainment industry own large numbers of copyrights, trademarks, and in some cases, trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination also could prevent us from offering our products and services to others and may require that we procure substitute products or services for these members.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

From time to time, we might receive notice letters from intellectual property holders alleging that certain of our programming or ancillary products infringe on their rights. Some of these could result in litigation against us. Companies could also file trademark infringement and related claims against us over the display of ads in response to user queries that include trademark terms. The outcomes of these lawsuits could differ from jurisdiction to jurisdiction and negative outcomes could affect our operating results and potential profitability.

Defending lawsuits could take time and resources. Adverse results in these lawsuits may result in, or even compel, a change in internal controls or current practices could result in a loss of revenue for us, which could harm our business.

Our financial results will fluctuate from quarter to quarter, which makes them difficult to predict. Assuming receipt of adequate funding, our quarterly financial results will fluctuate in the future. Additionally, as a start-up enterprise, we have no operating history, which makes it difficult to forecast our future results. You should take into account the risks and uncertainties frequently encountered by start-up companies in rapidly evolving markets. Our financial results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- Our ability to maintain and grow our viewer base;
- Our ability to attract and retain viewers in a particular period;
- Seasonal fluctuations in spending by our viewers;
- The number of ads or promotion shown to potential and existing viewers;
- The pricing of our ads/promotions and products;
- Our ability to increase programming licensing and ancillary product sales revenue;
- The diversification and growth of revenue sources beyond currently planned advertising/promotional efforts;
- The development and introduction of new products or services by us or our competitors;
- Increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to be competitive;
- Our ability to have gross margins and operating margins;
- Our ability to obtain equipment and technology in a timely and cost-effective manner;
- System failures or breaches of security or privacy;
- Adverse litigation judgments, settlements, or other litigation-related costs;
- Changes in the legislative or regulatory environment, including with respect to privacy (our website and digital media) and our products, or enforcement by government regulators, including fines, orders, or consent decrees;
- Fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies (if any);
- Fluctuations in the market values of any future potential portfolio investments and in interest rates;
- Changes in USA generally accepted accounting principles ("GAAP"); and
- Changes in business or macroeconomic conditions.

We expect our costs to grow quickly, which could harm our business and profitability. If we secure adequate funding, providing our programming and ancillary products to our customers will be costly and we expect our expenses to increase in the future as we plan to broaden our live show audience and viewer base, as audiences and viewers increase the number of connections and amount of data they share with us, as we develop and implement new product and production features that require more operational infrastructure, and as we hire additional employees. We expect our costs to increase each year due to these factors and we expect to continue to incur increasing costs, in particular for employees, digital media servers, programming production, ancillary product manufacturing, storage, and transport to customers, power, and data centers, to support our anticipated future growth. Our expenses may be greater than we anticipate, and our procurements/investments to make our business and our technical infrastructure more efficient may not be successful. In addition, we may increase marketing, sales, and other operating expenses in order to grow and expand our operations and to remain competitive. Increases in our costs may adversely affect our business and profitability.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

An occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations. Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, Severe Acute Respiratory Syndrome (SARS), Zika Virus, Coronavirus or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in the USA or elsewhere in the world could materially disrupt our business and operations. Such events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having the swine flu, avian influenza, coronavirus or SARS, since this could require us or our business partners to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global economy in general. Our operations could also be severely disrupted if our suppliers, customers, or other participants were affected by such natural disasters, health epidemics or other outbreaks.

Risks Related To Ownership Of Our Common Stock

Our Common and Preferred Stock voting rights will limit your ability to influence corporate matters. The Common Stock shares offered hereby have one vote per share (1 billion are authorized and 20 million are offered hereby). Our Preferred Stock shares have 10 votes per share (100 million are authorized). Most of our Preferred Stock shares have been issued as of the date this Offering commenced. As a result, Common Stock shares subscribers herein will not have voting control of the company.

We will not be issuing stock certificates. Instead of paper stock certificates, upon the sale of our Common Stock shares, and upon receipt of subscriber information from NAME, shareholders will be issued electronic book entries. The Company will be its own stock transfer agent until such time as that is no longer practical or there is a legal requirement to hire a transfer agent. All Common stock issuances will be recorded in our digital Common Stock Shareholder Registry.

Risks regarding our securities being offered. The offering price of the securities being offered herein has been arbitrarily determined by us and bears no relationship to any criteria of value; as such, investors should not consider the offering price or value to be an indication of the value of the shares being registered.

Currently, there is no public market for our stock. The offering price for the stock being registered in this Offering has been arbitrarily determined by us and is not based on assets, operations, book or other established criteria of value. Thus, prospective shareholders should be aware that the offering price does not reflect the market price or value of our common shares.

We may, in the future, issue additional shares of common stock, which would reduce investors' percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of 1 billion Common and 100 million Preferred shares of common stock. As of the date of this Form C, the Company has issued 2.5 million common stock shares to a consultant in exchange for services. This Offering Statement offers 20 million of our Common Stock shares. Once, and if, some of those common shares are issued, the future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

We are subject to compliance with securities law, which exposes us to potential liabilities, including potential rescission rights.

We may offer to sell our Common Stock shares to investors pursuant to certain exemptions from the registration requirements of the Securities Act of 1933, as well as those of various state securities laws. The basis for relying on such exemptions is factual; that is, the applicability of such exemptions depends upon our conduct and that of those persons contacting prospective investors and making the offering. We may not seek any legal opinion to the effect that any such offering would be exempt from registration under any federal or state law. Instead, we may elect to rely upon the operative facts as the basis for such exemption, including information provided by investors themselves.

If any such offering did not qualify for such exemption, an investor would have the right to rescind its purchase of the securities if it so desired. It is possible that if an investor should seek rescission, such investor would succeed. A similar situation prevails under state law in those states where the securities may be offered without registration in reliance on the partial preemption from the registration or qualification provisions of such state statutes under the National Securities Markets Improvement Act of 1996. If investors were successful in seeking rescission, we would face severe financial demands that could adversely affect our business and operations. Additionally, if we did not in fact qualify for the exemptions upon which it has relied, we may become subject to significant fines and penalties imposed by the SEC and state securities agencies.

There are restrictions on resale of our Common Stock shares imposed by Regulation Crowdfunding

According to information published by the SEC

"What's different about being a Regulation Crowdfunding investor?

Being a Regulation Crowdfunding investor is different from being a shareholder in a publicly listed company. For one thing, you cannot sell your shares at any time as you would be able to do if you held shares in a publicly listed company. In fact, *you are restricted from reselling your shares for the first year*, unless the shares are transferred:

- **to the company that issued the securities;**
- **to an *accredited investor*;**
- **to a *family member*;**
- **in connection with your death or divorce or other similar circumstance;**
- **to a trust controlled by you or a trust created for the benefit of a *family member*; or**
- **as part of an offering registered with the SEC.**

Family member. For purposes of the above, a family member is defined as a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships."

If you want to sell some or all of your C the M Common Stock shares within the first year, there will be costs associated with the resale that may be required by our funding portal (intermediary); or by us if the responsibility of stockholder administration has been passed along to the Company. To the extent our Company incurs expenses related to your stock sale, such as confirming the status of your proposed purchaser, the legality of the proposed sale and/or changes to our Common Stock holder register, these expenses will be passed onto to you and would be paid before the stock sale and transfer can occur.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

Lifting of the above restrictions after expiration of the one year period does not mean that your re-sales will be without required procedures and cost. If we have retained a stock transfer agent, then a fee will be required before the sale and transfer of your stock can be accomplished. If we do not have a stock transfer agent, then we will charge a fee for the approval and transfer of the sale. Presently, we do not know what our fee would be, however it would be reasonable and cover our actual costs associated with the transaction.

Tax Considerations. The company will be taxed as a "C corporation." No profits or losses will be "passed through" to our shareholders.

NO TAX ADVICE OR COUNSEL IS GIVEN WITHIN THIS OFFERING STATEMENT. PROSPECTIVE PURCHASERS MUST CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SUITABILITY OF THIS INVESTMENT AND THE TAX CONSEQUENCES OF SUCH AN INVESTMENT FOR EACH PERSON'S OR ENTITY'S PARTICULAR CIRCUMSTANCES.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make our Common Stock less attractive to potential investors. We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and, as such, we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). We cannot predict if potential investors will find our Common Stock less attractive because we rely on these exemptions. If some potential investors find our Common Stock less attractive as a result, there may be a less active trading market for our stock and our share price may be more volatile

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of this extended transition period

If Publicly Traded, Our Common Stock Would Be Subject to the "Penny Stock" Rules of the SEC and the Trading Market in Our Securities Would Be Limited, Which Could Make Transactions in Our Stock Cumbersome and Could Reduce the Value of an Investment in Our Stock. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us (if our common stock is publicly traded in the future), as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and
- the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and
- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.



Offering Statement
40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and
- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This could make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Should our common stock be available for purchase and sale on the public secondary market again, it will be subject to these rules.

The Offering may be subject to registration under the Securities Exchange Act of 1934 if the Company has assets above $25 million and more than 2,000 Investors participate in the Offering.

Section 12(g) of the Exchange Act requires an issuer with total assets of more than $10 million and a class of securities held of record by either 2,000 persons, or 500 persons who are not accredited investors, to register that class of securities with the Commission. However, securities issued pursuant to Regulation Crowdfunding are conditionally exempted from the record holder count under Section 12(g) if the following conditions are met:

· the issuer is current in its ongoing annual reports required pursuant to Regulation Crowdfunding;

· has total assets as of the end of its last fiscal year of $25 million or less; and

· has engaged the services of a transfer agent registered with the SEC.

As a result, Section 12(g) registration is required if an issuer has, on the last day of its fiscal year, total assets greater than $25 million and the class of equity securities is held by more than 2,000 persons, or 500 persons who are not accredited investors. In that circumstance, an issuer is granted a two-year transition period before it is required to register its class of securities pursuant to Section 12(g), so long as it timely files all of the annual reports required by Regulation Crowdfunding during such period.

An issuer seeking to exclude a person from the record holder count of Section 12(g) is responsible for demonstrating that the securities held by the person were initially issued in an offering made under Section 4(a)(6).

With the capital raised from this Offering (assuming full subscription), it is not likely that we will surpass $25 million in assets. However, C the M may have more than 2,000 holders (and/or 500 non-accredited investor holders) of record of our equity securities following the Offering; requiring us to engage a SEC-registered transfer agent. If financial resources are lacking, we may not be able to hire a transfer agent and/or file required annual reports, and as a result, if we have to register our Common Stock with the SEC, it would be a laborious and expensive process; requiring audited annual financial statements and quarterly un-audited financial statements that we would be unable to afford since we were unable to pay to engage a transfer agent and/or file required annual reports under Regulation Crowdfunding.

The obligations associated with being a public company require significant resources and management attention.

If we become a public company in the United States (and to a degree we already are "public" in that Regulation Crowdfunding requires us to file an Annual Report with the SEC) we will incur legal, accounting and other expenses that we would not otherwise incur as a private company. We may be subject to the reporting requirements as established in

FP: truCrowd



Country the Musical Company
8117 W Manchester Ave. PMB 700
Playa del Rey, CA 90293
(323) 397-5380

Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

"Regulation A+" of the SEC, or of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Sarbanes-Oxley Act, the listing requirements of the NASDAQ Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time-consuming or costly and increases demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act, when applicable to a particular issuer, requires filing annual and current reports with respect to an issuer's business, financial condition and results of operations. Regulation A+ provides for less frequent public reporting (per year) but requires audited financial statements for "Tier 2" entities (such as we may become). The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert Management's attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We intend to establish policies for our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we may implement may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

For as long as we are an "emerging growth company" under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our first SEC registered offering. Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price

Provisions in Wyoming State Law regarding possible anti-takeover concerns may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our Common Stock and prevent attempts by our shareholders to replace or remove our current management. There are provisions in


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

Wyoming law thought to enhance anti-takeover concerns. The text of the applicable statute regarding and how that may impact a take-over attempt is contained below.

In addition, our Articles of Incorporation ("Articles") and Bylaws do not provide for cumulative voting for Directors.

The market price of our Common Stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price of this offering. If you purchase shares of our Common Stock in this Offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial stock offering price of our stock, or the market price following this Regulation Crowdfunding Offering, will equal or exceed prices in privately negotiated transactions of our shares that may occur from time to time prior to our initial public offering (if any). The market price of our Common Stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- Hiring of key personnel;
- Actual or anticipated fluctuations in our revenue and other operating results;
- The financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
- Actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
- Additional shares of our Common Stock being sold into the market by us or the existing stockholders or the anticipation of such sales;
- Announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
- Announcements by us or estimates by third parties of actual or anticipated changes in the size of our customer base or the level of follower/customer online engagement;
- Changes in operating performance and stock market valuations of technology companies in our industry, including competitors;
- Price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
- Lawsuits threatened or filed against us;
- Developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and
- Other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology and media companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We do not currently intend to pay dividends on our Common Stock, and, consequently, your ability to achieve a return on an investment will depend on appreciation in the price of our securities, if any. We do not currently intend to pay any cash dividends on our Common Stock for the foreseeable future. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including our revenue, financial condition and capital requirements, business conditions, corporate law requirements and other factors.

Risks Related to Live Musical Theater Productions

Maintaining the reputation of participants. In any production, the reputation – the public image – of performers and of the production team is as important as the performers' talents. A star known for risky or unflattering behavior may lead to



Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

negative press, not to mention outright boycotts of a production, which can result in less-than-desirable sales figures. Production companies have been in the crosshairs as well; claims of harassment and civil rights violations have plagued the industry for decades.

Occupational hazards. With so many parts of a given production, it stands to reason that there are certain physical risks associated with shooting a movie or putting together a live performance. Theater staff, production teams, and performers alike are at risk of serious – even fatal – injuries during the production. In fact, it is estimated that hundreds of people each year receive a serious injury as part of film production alone.

Third-Party liabilities. Large projects often require the services of a third-party provider, such as a performance venue, a security company, a special effects firm, or even a construction team tasked with building sets. Entertainment companies, then, are at greater risk of liability exposures, and entertainment insurance is needed to protect against these risks.

Musical Theater is expensive to produce. The sheer costs of putting on a new musical theater production are typically higher than for a stage play because of the need to provide a venue that can accommodate music performances and musicians in addition to play cast, and the cost of paying these additional performers. Off-Broadway productions can cost millions of dollars and Broadway productions in excess of $10 million. Our planned Los Angeles area production of *Country the Musical* is budgeted for a far smaller amount and there is no guarantee our budgeted amount will allow us to create and produce a commercially viable and audience-pleasing live musical theater show.

Critical support. Critical reviews, if a musical theater show is able to get them, can go a long way in promoting a production or providing negative opinions that hurt a show's chances to grow and thrive. We cannot guarantee that we will be able to attract critical reviewers, and to the degree we are able to do so, that the review will be favorable and add to our prospects of producing a successful, long run of a production.

Generally, ticket prices are expensive. As Broadway theaters tries to woo theatergoers, who will have to wear masks and show proof of vaccination in order to attend shows, will it be prepared to offer significant savings on the notoriously expensive tickets, which averaged $123.87 during the 2018-19 season (pre-pandemic; and so-called "premium" seats often went for more than $400). The Tina Turner Broadway Musical recently advertised seats starting at $59. *Hamilton* traveling company show has advertised $78 tickets on Ticketmaster for its Los Angeles-area show.

Assuming adequate funding to commence live show productions, our audience base at the outset will be the Common Stock shareholders (and their guests in some circumstances) subscribing in this Offering. This "built in" audience gives us a "head start" in terms of performing to a largely, if not completely, full performance venue and no need to establish a ticket price for entry. The venue for our live show will likely have a maximum capacity of 200 audience members or less. We have not established a ticket price for non-shareholders, but it will likely be in excess of $25 to allow us sufficient continuing revenue to produce our show on a longer term basis. If we offer dinner theater shows, the ticket price will be more than $50.

Advertising and marketing costs add up quickly. Although our subscribing Common Stockholders and guests will comprise our earlier audiences (assuming a show "run" of months if this Offering is fully subscribed), ultimately we will need to advertise and promote our live show to garner continuing ticket sales. Online promotions through providers such as Facebook can cost $50 or up to tens of thousands of dollars per week depending on what an advertiser's goals and financial resources are. Los Angeles area television advertisements cost a minimum of $1500 per ad and can go to six figures depending on the scope of an advertiser's campaign. There is no guarantee we will have operational funds allowing for a meaningful promotional and advertising effort for our musical theater productions.

Hiring and retaining Union cast and crew. Our budgeting will not allow for the casting of nationally recognized "star" performers in our Los Angeles musical theater production. The availability of talented musical theater performers depends on the quality of our music and "book" and the amount of money we will be able to afford to audition and cast capable talent. We will also be hiring a producer, director and stage manager. Our musical theater production will be a "Union" show,



Offering Statement
40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

meaning that our performers will all be members of the Actors Equity Association and our crew likely IATSE members. Unions have various contracts in place for different types of theater productions. There is no guarantee our available funding for our musical theater show will be adequate to hire and retain the most qualified Union personnel available.

The impact of COVID-19 on live theater. COVID-19 has caused closure of many theatrical productions nationwide, including Broadway. After over a year of industry-wide closures, Broadway theaters finally reopened in September, but 2021 did not end the way theater professionals hoped it would. Only a handful of Broadway productions temporarily closed due to Delta infections. But Omicron outbreaks late in the year stalled live theater. Before Christmas of 2021, 18 productions canceled performances. Five shows closed permanently in December, citing extreme uncertainty ahead this winter and increased challenges from the pandemic.

Candidly, we do not know what the future holds for live theater in Los Angeles as well. Absent a quarantine-type lock-down, which we haven't seen in some time, COVID-19 safety protocols, both governmentally mandated, and those we have adopted ourselves, may allow us to stay open, as long as audience members show up, even when other productions are at least temporarily shuttered.

Risks Related to Television Programming Production and Distribution

The television industry is extremely competitive. The television industry is highly competitive. In the production phase, competition will affect our ability to obtain the services of preferred performers and other creative personnel. We will be competing with the producers of other television programming in arranging for distribution in the domestic broadcaster and television exhibitor markets and in other markets and media. In the distribution phase, competition will limit the availability of outlets and channels required for the successful distribution of our programming. We will be competing directly with other television producers and indirectly with other forms of public entertainment. The company will compete with numerous larger television production companies and distribution companies that have substantially greater resources, larger and more experienced production and distribution staff and established histories of successful production and distribution of television programming.

This is a speculative business. The entertainment industry is extremely competitive and the commercial success of any television programming is often dependent on factors beyond the control of the producer, including but not limited to audience preference and exhibitor/broadcaster acceptance. The company may not be able to engage or retain qualified talent for the programming, including actors and other production personnel. Competent distributors or joint venture partners may not be available to assist the us in financing and marketing efforts for our programming, if required. We may not be able to sell or license our planned programming because of industry conditions, general economic conditions, competition from other producers, or lack of acceptance by studios, distributors, exhibitors, and audiences.

Possible lack of commercial success. Many television programs are released each year that are not commercially successful and fail to recoup their production costs from exhibition/broadcasting and other distribution. Foreign and ancillary markets have, therefore, become increasingly important. Although both foreign and ancillary markets have grown, neither provides a guarantee of revenue. Licensing of television programming in the ancillary markets is particularly dependent upon performance in domestic distribution. If programming is not an artistic or critical success or if, for any reason, it is not well received by the public, it will likely be a financial failure.

Production risks. Particularly as produced by independent television producers (other than the major studios such as Disney or Sony), each television program or series is a separate business venture with its own management, employees and equipment, and its own budgetary requirements. There are substantial risks associated with TV production, including death or disability of key personnel, other factors causing delays, destruction or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the videotape itself. Significant difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned. Deferral of production expenses, fees, salaries, "points" entitlement (profit participation by outside


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

parties) and the like can also add to the "actual" production budget, meaning that costs of production and potential economic benefit to the company can be impacted.

Dependence on Labor Unions. If any of our projects become signatories to any union then many of the individuals who will be involved in the production of the programming will be members of a union. Union decisions, including the decision to strike, can greatly impact the production of any project. Correspondingly, the ability to complete any production on time and on budget will be influenced by union decisions.

Audience appeal. The ultimate profitability of any television programming depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given TV program depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

Premature abandonment. The production or distribution of television programming may be abandoned at any stage if further expenditures do not appear commercially feasible or not enough money has been raised to complete the project, with the resulting loss of some or all of the funds previously expended on the production or distribution of the particular programming.

Cost Overruns. The costs of producing TV programs may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns and other production disruptions. While our management intends to engage production personnel who have demonstrated an ability to complete programs within the assigned budget, the risk of a project running over budget is always significant and may have a substantial adverse impact on the profitability of the programming.

Uninsured Losses. Our management team will choose projects that have arranged for comprehensive insurance, including types of coverage typical for motion picture production projects. There may be certain types of losses of a catastrophic nature, however, which are either uninsurable or not economically insurable, including, but not limited to, war, Acts of God, or other force majeure conditions. If any such catastrophe occurs, substantial economic loss may follow.

Deferrals. Management, in certain circumstances, may arrange for services provided to the company for the production and distribution of our projects for which reduced or no compensation will be initially required, it being understood that the provider of such services will be compensated by the company for the value of such services from the cash flow of the company or its particular programming. The value of such deferrals will be negotiated and documented by us prior to the provision of such services to the company. Deferred payments, which will be paid out of the cash flow of the Company, will reduce the amount of economic return to the company and our shareholders.

Distribution. The profitable distribution of television programming depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and exhibiting with broadcasters and television channels and other online outlets. Assuming a particular program is completed to the point of allowing for viewing, there can be no guarantee or assurance that a profitable distribution arrangement will be obtained for the program or that a program can or will be distributed profitably. In the event that we attempt to self-distribute a program (arrange for bookings and other releases because a distributor is not signed on; and possibly streaming programming on our website), there is no assurance that broadcasters, television stations, networks or channels or other avenues will be available to exhibit a particular project. There may be funds in the budget for promotion/distribution of a particular project (depending on decisions still to be made). There is no guarantee any such funds will be sufficient to adequately promote and/or distribute a company TV program.

Long Term Projects. The production and distribution of television programming, particularly a "series" with multiple episodes, involves the passage of a significant amount of time. Pre-production on a may extend for two to three months or more to begin with and is ongoing as new episodes are planned. Principal photography may take as long as several days, to


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

weeks or a few months for a low or medium budget independent television series. Post-production may extend from days to weeks and more as a television series matures and episodes continue to be produced. Distribution and exhibition company gross revenues or distributable cash may be generated, if at all, over a period of several years after a program commences production and then, distribution. There is no "instant gratification" when it comes to the television business.

Foreign Distribution. There is always the possibility that some of our television programming will have an international audience. Foreign distribution of a TV series (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the distribution of television programs. Also, revenues derived from the distribution of a TV show in foreign countries, if any, may be subject to currency controls and other restrictions that may temporarily or permanently prevent the inclusion of such revenue in our gross revenues. Accountability for revenues generated in foreign markets can be extremely difficult, if not impossible, in some markets, to count on for the ultimate return of some revenues to the Company.

Domestic Market Place: TV Festivals. In recent years, the ability to obtain domestic television distribution in "smaller" budget ranges by independent TV producers has been as least partially dependent on success at TV festivals such as SXSW, Toronto and Tribeca. The number of TV shows applying for festivals has increased dramatically in recent years. Of those applying, few are actually accepted. Even if one of our programs is accepted in a festival of note, there can be no assurance the programming will obtain domestic distributors.

Exposure to Worldwide Economic Conditions. It is intended that any international or domestic distributors obtained by the company will sublicense a series to foreign and domestic distributors for exhibition/broadcast in their respective territories. Consequently, the value of a TV series' rights as determined by such distributors would be dependent upon many factors including the economic conditions in such distributors' territory. Economic downturns, changes in the currency exchange rates, and changes in economic forecasts of any or all of the individual territories may have a material adverse impact on our internationally distributed programming, if any. Economic disruptions in foreign nations may impact the prospect for licenses in such territories. Even if distribution agreements are obtained for certain territories, economic changes in any territory could affect the ability to complete any transaction.

Pre-Sale Agreement Risks. Although pre-sale agreements are more generally associated with the movie industry, there are also TV programming pre-sale agreements as well. The company may obtain a portion of the production financing for a TV series by some combination of joint ventures or the pre-sale of rights for the exploitation of the series in one or more territories. We have the right to sell at any time, including prior to the production of the project, the distribution rights to programming in any territory which Management, in our sole discretion, deems appropriate. To the extent that pre-sale agreements (whether with respect to the foreign or domestic market) are necessary to obtain a portion of the production financing, the proceeds of any such pre-sale agreement will not be available for distribution by the Company (if and when dividends are paid to our Common stockholders). Instead, only the additional amounts which such a distributor would remit to the Company after such distributor recouped the minimum guarantee payable with respect to such pre-sale agreement, plus a distribution fee and the reimbursement of expenses, would be available as cash flow to the company. The pre-sale of the right to exploit a TV series in certain territories may ultimately dilute the total market potential for the series.

Producer and its shareholders are Last In Line. A TV program typically goes from the producer to the distributor who in turn may send it to territorial sub-distributors, who send it to television exhibitors, broadcaster and perhaps streaming content providers. The revenue receipts generated by a TV series travel this same route in reverse. The exhibitor/broadcaster/streamer takes a cut and sends the balance to the sub-distributor, who takes a cut and sends the balance to the distributor, who takes a cut and sends the balance to the producer. The problem for investors (shareholders in production companies such as C the M) with this system is that such investors, who have had their money at risk for the longest time, are at the tail end of the revenue receipts chain. Thus, our shareholders will be last in line to benefit from such a revenue stream, if any; and even then it will depend on whether we are ultimately able to distribute cash to shareholders through dividends.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

Industry changes. The entertainment business in general, and the television business in particular, are undergoing significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded pay and basic cable television, syndicated television, video cassettes and DVDs and video games. During the last several years, revenues from licensing of motion pictures to network television decreased (and fewer films are now being licensed for any price to network television), as have revenues from pay television, videocassettes, and DVDs increased for a few years and now generally are decreasing in these ancillary markets for independent producers. Digital distribution (Internet), streaming content and VOD (video on demand) are examples of new distribution channels sought or established by indie producers. It is impossible to accurately predict the effect that these and other new technological developments, such as potential Internet broadcast of TV shows, and market trends may have on the television industry.

Other Risk Factors of Note

In making your investment decision, you should not rely on information in public media that is published by third parties. You should rely only on statements made in this Form C in determining whether to purchase our Common Stock shares. You should carefully evaluate all of the information in, or referred to in, this Form C. We may receive media coverage, including coverage that is not directly attributable to statements made by our Officers and employees, that incorrectly reports on statements made by our Officers or employees, or that is misleading as a result of omitting information provided by us, our Officers, or employees. You should rely only on the information contained in this Form C, and referenced documents and information (such as our website) in determining whether to purchase our Common Stock shares.

We have broad discretion in the use of the net proceeds from this Regulation Crowdfunding and may not use them effectively. Our Management will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions of equipment and costumes, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our Management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price could decline. The trading ("secondary") market for our Common Stock, if any, will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, our Common Stock price would likely decline.

We are dependent on the sale of our securities to fund our operations. We are dependent on the sale of our securities to fund our operations, and will remain so until, and if, we generate sufficient revenues to pay for our operating costs. Our Officers and Directors have made no written commitments with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees. There can be no guarantee that we will be able to successfully sell our equity securities. Such liquidity and solvency problems may force the company to cease operations if additional financing is not available. No known alternative resources of funds are agreed upon in the event we do not generate sufficient funds from operations.

The company may not be able to attain profitability without additional funding, which may be unavailable. The company has limited capital resources. Unless we begin to generate sufficient revenues to finance operations as a going concern, we may experience liquidity and solvency problems. Such liquidity and solvency problems may force the company to cease operations if additional financing is not available. No known alternative resources of funds are available in the event we do not generate sufficient funds from operations.

Our revenue and net income may be materially and adversely affected by any economic slowdown in the USA as well as globally. The success of our business ultimately depends on consumer spending, especially as it relates to buying tickets to our live musical theater show and subscriptions accessing the exhibition/broadcast of our planned TV programming. At first,


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

we may derive substantially all of our revenue from the USA. As a result, our revenue and net income are impacted to a significant extent by economic conditions in the USA and globally, as well as economic conditions specific to commerce in our industry. The global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, levels of employment, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

The USA government has in recent years implemented a number of measures to control the rate of economic growth, including by changing interest rates and adjusting deposit reserve ratios for commercial banks as well as by implementing other measures designed to adjust credit and liquidity. Any continuing or worsening slowdown could significantly reduce domestic commerce in the USA, including through the Internet generally and within our company. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in the USA or any other market in which we may operate could have a material adverse effect on our business, financial condition and results of operations.

Litigation in foreign countries is costly and results could be unfavorable. Our business in foreign jurisdictions, actual and planned, involves the expenditure of funds and the creation of assets. Should there be a need to assess, defend or recover any of these assets should a dispute arise with a foreign business contractee, it may be difficult, and certainly will be costly, to litigate the outcome of any such proceeding in the courts of a foreign nation and as a result, our efforts to date may be severely impacted or result in failure of the particular venture if we are unsuccessful or unable to defend our business activities (foreign TV program licensing primarily) in countries other than the United States.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

THE OFFERING

9.   What is the purpose of this offering?

The purpose of this offering is to raise capital for Country the Musical Company. We have licensed "Country the Musical," and if fully subscribed, we plan to produce the live show in the Los Angeles area, do a television pilot and begin production of the TV series, and get our live show going in Branson, Missouri.

10.   How does the issuer intend to use the proceeds of this offering?

ESTIMATED USE OF PROCEEDS TO ISSUER

The cost of providing our audited financial statements in this Form C was $2,699.00. Pete Wilke is the attorney representing us in this Regulation Crowdfunding Offering and he is not charging a legal fee for his services. A fee of up to a few hundred dollars will be paid to our SEC/EDGAR filing service, whose job it is to obtain EDGAR filing codes for us (EDGAR is the SEC's online issuing company public reporting website) and format our Offering documentation to enable the electronic filing on EDGAR.

Depending on the amount of funding ultimately attained in this Offering, we plan to utilize the proceeds as follows:

Our "funding portal," TruCrowd, Inc., will receive a commission of 8% of funds raised, leaving us with "net proceeds" to utilize in our company operations.

If we are not able to raise at least $10,000 in this Offering, it will be terminated and invested funds returned. If we raise at least our "target" minimum of $10,000, the Offering will be considered "funded" and we will use these net proceeds for – payment of offering expenses, as described above, and hiring country band musicians and vocalists to perform a live concert of our show's 20 song soundtrack in a Los Angeles area venue.

Between $10,000 and $150,000 – payment for the items and event listed above; establishing a promotional campaign for the show and producing new video and audio (song recordings) content for inclusion on our website and to enhance the promotional campaign promoting our business plan, seeking new ways to attract operating capital. We'll start a podcast (to provide information about our company and plans). We'll also design and arrange for the manufacture/production of some ancillary products for sale.

Over $150,000, but less than $300,000 – Our focus will be on establishing our live show in an existing venue such as a restaurant, saloon or even an outdoor venue (should the right opportunity present itself); promoting C the M and giving it a chance for an extended run of weeks, months or more. There will be added focus on our ancillary products and we'll begin a campaign to license the show to schools and community theaters.

Between $300,000 and $600,000 – As we continue our efforts outlined above, we have a goal of "controlling" a venue through means of a commercial lease. Funds permitting, we would serve a barbeque meal as part of the price of admission and provide both dinner theater and cabaret (no food service) performances 5 times a week. We'd love, through "tenant improvements' ' authorized in our premises lease, to re-create the feeling and décor of the former Crazy Horse Steakhouse and Saloon and either cater or prepare and serve our barbeque menu. We would offer non-alcoholic standards such as lemonade and sweet tea. Funds permitting, serving alcoholic beverages would also be considered. We'd expect to expend $100,000 of these funds to promote the show.

Over $600,000 up to $1 million – Funding at this level would allow us to produce a pilot for our planned television series. The pilot and series will likely include members of the live show cast, as well as some saloon "regulars" and performances of the series' "local talent show." The pilot will be "shot" (actually referred to as "photographed" when video camera equipment


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

is used) mostly, if not all, in our leased venue. If the amount we raise is closer to $600,000 than $1 million, the pilot will likely be episode length, with a running time of about 25 minutes. If closer to a million dollar raise, the pilot will be feature length. Funds will also be allocated to promote and market the pilot and planned television series ($100,000).

Over $1 million up to $3 million - Continue production of the LA area live show, TV show, podcast and continue licensing the show to school and community theaters.

Over $3 million up to $5 million - fold in production of Branson, Mo. live show.

If the pre-conditions for inclusion of the CDs as "unit perks" occur, up to $5.00 of each $100.00 Unit of Common Stock shares purchased hereunder will be paid to Pete Wilke to cover the cost of reproducing the CDs and payment of album royalties.

Regulation Crowdfunding allows offerors to accept over-subscribed funds up to the full amount authorized in the regulation; $5 million in any consecutive 12-month period. Our policy will be to accept any such funds, should we be fortunate enough to attract them up to the full amount allowed with use of audited financial statements; $5 million. Upon receipt of any such oversubscribed funds, our plan is to utilize them as follows:

Continue our Los Angeles area and Branson live shows, as well as production of our TV series.

Given the availability of funds, if possible, we will seek to attract at least one well-known country "star" as a cast member for our Los Angeles venue, and later, if funding has been obtained, for our TV pilot/series and Branson live show.

This Estimated Use of Proceeds is subject to change in the reasonable business judgment and discretion of our Management. The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.



Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Common Stock shares at $0.25 per share

14.   Do the securities offered have voting rights? ☑ Yes ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
	100,000,000	100,000,000	Yes ☑ No ☐	Yes ☐ No ☐
				Specify: 10 votes per share
Common Stock:				
	1,000,000,000	0	Yes ☑ No ☐	Yes ☐ No ☐
				Specify:

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Our Board of Directors used its business judgment in setting a value of $0.25 per share to the Company as consideration for the stock to be issued in this Offering. The sales price per share bears no relationship to our book value or any other measure of our current value or worth, if any.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if he or she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to his or herself or his/her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor thinks is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him/her that it is the wrong decision, but he/she doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1)   any director or officer of the issuer;

    (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

    (3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

    (4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS

The following discussion and analysis of our financial condition and results of our operations should be read together with our audited financial statements and related notes appearing elsewhere in this Form C. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" as disclosed in this Form C, as amended or supplemented from time to time.

Country the Musical Company, a Wyoming corporation, ("company" "us" "we"), was formed on March 23, 2022 ("inception"). We are offering up to 20 million of our Common Stock shares at $0.25 per share in this US Securities and Exchange Commission ("SEC") Regulation Crowdfunding Offering ("Common Stock"). Our Articles of Incorporation authorize 1.1 billion shares of capital stock; 1 billion Common Stock shares and 100 million Preferred Stock shares with a par value of $0.0001/share. Common Stock shares have 1 vote per share and Preferred Stock shares have 10 votes per share. Preferred Stock shares are convertible into Common Stock shares on a 1:5 basis. As of the date hereof, the Preferred Stock shares have been issued. Therefore, even if this Offering of Common Stock shares is sold out, our Preferred Stock shareholders will maintain voting control of the company.

Results of Operations

Revenue. The company is newly formed and has no revenue.

Operating Expenses. The company is newly formed and has no operating expenses

Other Expenses. There are no "other expenses."

Net Gain or Loss. There is no net gain or loss.



Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

Liquidity and Capital Resources

As of inception, the Company had total assets of $7000 cash. As of the date of filing this Form C, we have $486 in our bank account.

We operate on a December 31st fiscal year-end basis. The company will have additional capital requirements during fiscal year 2022. Currently, the company does not have any revenue generating business operations, nor do we currently have the capital resources required to affect our business plan. Therefore, we will attempt to raise additional capital through the sale of our securities in this Regulation Crowdfunding Offering. The company's initial Offering is for a maximum of 20 million Common Stock shares at a price of $0.25/share, with potential aggregate gross proceeds of $5 million.

The company cannot assure that we will have sufficient capital to finance our growth and/or business operations or that such capital will be available on terms that are favorable to the company or at all. We will incur operating deficits that are expected to continue for the foreseeable future.

We have no operating history. We commenced with $7000 cash operating capital and our exclusive licensing agreement for Country the Musical. The cash operating capital was received in exchange for 70 million of our Preferred Stock shares, purchased at par value of $0.0001/share. Our licensing agreement is valued at $3000, based on our equity payment of 30 million of Preferred stock shares to the creator/author/owner of Country the Musical, Pete Wilke (who is also an Officer and Director of the company and our securities attorney for this Offering).

Results of Operations

To date we have spent $2699 on our audited financial statements, $3600 for our website, pitch deck, logo design and promotional video for our planned Regulation Crowdfunding offering, $150 in a venue search for our LA area live show, about $265 in merchandise orders and a little less than $115 on business meals. We have no other operating results to report.

Our website – www.countrythemusical.net.

Plan of Operations

Regarding our Exclusive License Agreement; Production of *Country the Musical*; Live Show Budget; Production of TV Pilot; TV Pilot Budget; TV Programming, Production; TV Programming Budgeting;

We have disclosed our information regarding the above subjects in our DESCRIPTION OF BUSINESS section, supra; that disclosure will not be reproduced here.

Licensing to school and community theater groups

It is difficult to find information online for the number of school and community theater companies in the United States, especially current data. The organization "Theatre in our Schools" estimated more than 26,000 high school theater programs in the US in 2014. A Wikipedia article estimated 18,000 community theaters nationwide. There are thousands of 4-year and 2-year college theater programs, but we couldn't find a published number in our research. The point is, there are tens of thousands of potential school and community theater licensees for our show around the country.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

Funds permitting, we plan to actively pursue licensing CtM for performances by schools (high school and college) and community theater groups nationwide. This arrangement costs us very little and includes providing the show's book (script) and sheet music for the soundtrack tunes contained in the show. Depending on the arrangement with the licensee, the fee for this license could range from $75 to several hundred dollars per performance.

<u>Other IP Licensing</u>

To the extent possible, we plan to retain full control of the use and monetization of the intellectual property rights contained in our license (musical theater live performance, television pilot/programming and ancillary products) nationwide and potentially worldwide. This involves exhibiting our television programming and selling our ancillary products on our own website or other streaming channel and exhibiting our TV shows on outlets such as YouTube, where the producer pays for streaming services, but does not license content per se. We will also seek licensing agreements with other television outlets such as cable for some of our television programming. Licensing agreements, by their very nature, involve approval of content by the outlet, because the licensor will not enter into agreements for content it is not interested in or disapproves of for some reason.

<u>Social media</u>

We believe there is a significant opportunity to leverage the capabilities of social media platforms to enhance our relationships with our viewers (hopefully) around the world. By establishing a presence through our website and other online platforms, we believe we will be able to provide connections with our follower base and improve our ability to market our television programming and ancillary products.

<u>Our Strategy</u>

We aim to generate our revenue and profitability by aggressively marketing/promoting our brand. The key elements of our strategy are:

· **Create our lists of local, then regional, national, North American and global customers and online followers:** We plan to position ourselves to secure audience members, viewers and customers for our ancillary products in accord with our business development and operational plans.

· **Develop our wholesale and product licensing or joint venturing businesses:** Funds allowing, we will focus on developing and growing our business on a national level and perhaps, ultimately, on a global basis by increasing our TV programming production and establishing distribution through the planned development of our campaign to attract viewers and ancillary product purchasers.

· **Invest in our Management, facilities and other brand enhancing initiatives:** We will be committed to investing in our Management, our live show and television programming and ancillary products in hopes to enhance our brand in North America and then, globally. We expect these initiatives will continue to be key drivers of our sales, profit, and leading brand recognition going forward.

· **Exploit Internet content opportunities:** The rapid shift of media consumption towards Internet and social media platforms presents us with multiple promotion and growth opportunities and potentially new revenue streams. Our digital media platforms, such as our website content and social media, are expected to become primary methods by which we engage with our potential audience and encourage transactions with our viewers and customers (hopefully) around the world.

In addition to developing our own digital assets, we intend to leverage third party media platforms and other social media as a means of further engaging with our potential audience and creating a source of traffic for our television


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

programming and distribution. Our website and social media content are in the early stages of development and present opportunities for future growth.

• **Enhance the reach and distribution of our products:** With adequate funding, we would be positioned to benefit from anticipated increased value and the growth in distribution of our entertainment content and ancillary products.

• **Diversify revenue and improve margins:** We aim to gain revenue and operating margins for our business as we further expand our potential audience and customers while adding more TV shows and ancillary products.

Our Market Opportunity

We are a new company, and with the power and scope of the Internet to educate potential audience members, viewers and consumers on the advantages and aspects of our live shows, television programming and ancillary products, we have the potential to reach every human with an Internet connection. We believe our potential national reach and access to emerging markets will position us for growth.

Our target audience consists of a variety of live show audience members, TV viewers and product consumers:

We plan to conduct live show, television programming promotion and ancillary product sales as follows:

- Presentation in specialized TV oriented festivals and marketplaces.

- Advertising material.

- Website; an Internet server will provide information to viewers and customers about our television programming and ancillary products.

Assuming the availability of funding, the expected cost of our marketing program will be $200,000 for the first 12 months (half for the live show and half for our TV pilot). Funds allowing (from this and subsequent offerings), we plan to reach the full potential of our marketing plan within 2 years of commencement of operations; with multiple live shows and TV programming content exhibited on our own streaming TV channel and, perhaps, many television outlets nationwide.

FP:  truCrowd


Country the Musical Company
8117 W Manchester Ave. PMB 700
Playa del Rey. CA 90293
(323) 397-5380


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:


Country the Musical Company
Financial Statements

For the period from March 23, 2022 to April 21, 2022






Country the Musical Company
8117 W Manchester Ave, PMB 700
Playa del Rey, CA 90293
(323) 397-5380

Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000



Country the Musical Company

Financial Statements

For the period from March 23, 2022 to April 21, 2022

INDEX TO AUDITED FINANCIAL STATEMENTS

The accompanying notes are an integral part of these financial statements


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000



April 22, 2022

INDEPENDENT AUDITORS' REPORT

The Board of Directors

Country the Musical Company

8117 West Manchester Avenue PMB 700

Playa Del Rey, CA 90293

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheets of Country the Musical Company as of April 21, 2022 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000



An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Country the Musical Company as of April 21, 2022, and the results of operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis

Amjad N I Abu Khamis

Licensed Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com



Country the Musical Company
8117 W Manchester Ave. PMB 700
Playa del Rey. CA 90293
(323) 397-5380

Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000



Country the Musical Company

Balance Sheets

As of April 21, 2022

	As of April 21, 2022
ASSETS	
Current Assets	
Bank Balance	4,277.00
Total Current Assets	
TOTAL ASSETS	4,277.00
LIABILITIES AND EQUITY	
Liabilities	-
Equity	
Preferred Stock	7,000.00
Owners Contribution	250.00
Retained Earnings	(2,973)
Total Equity	4,277.00
TOTAL LIABILITIES AND EQUITY	4,277.00

The accompanying notes are an integral part of these financial statements

FP: truCrowd



Country the Musical Company
8117 W Manchester Ave, PMB 700
Playa del Rey, CA 90293
(323) 397-5380

Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000



Country the Musical Company

Statements of Operations

For the period from March 23, 2022 to April 21, 2022

	Till April 21, 2022
Total Revenues	-
Operating Expenses	
Accounting Fees	2,699.00
Professional Fees	250.00
Bank Charges	24.00
Total Operating Expenses	(2,973)
Net Income (Loss)	(2,973)

The accompanying notes are an integral part of these financial statements





Country the Musical Company
8117 W Manchester Ave, PMB 700
Playa del Rey, CA 90293
(323) 397-5380

Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

Country the Musical Company

Statement of Changes in Equity

As of April 21, 2022

	Preferred Stock		Owners Contribution	Retained Earnings(Deficit)	Total
	Shares	Amount			
Balance - March 23, 2022	-	-	-	-	-
Capital Contributions	70,000,000	7,000.00	250.00	-	7,250.00
Net Income (Loss) – April 21, 2022	-	-	-	(2,973)	4,277.00
Balance - April 21, 2022	70,000,000	$7,000.00	$250.00	$(2,973.00)	$4,277.00

The accompanying notes are an integral part of these financial statements

Document Ref: FPXU6-8YZPY-ICKWG-RATYW



Country the Musical Company
8117 W Manchester Ave, PMB 700
Playa del Rey, CA 90293
(323) 397-5380

Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000



Country the Musical Company

Statements of Cash Flows

For the period from March 23, 2022 to April 21, 2022

	April 21, 2022
Cash Flows from Operating Activities	
Net Income (Loss)	(2,973)
Adjustments to reconcile net loss to net cash used in operating activities:	-
Net Cash Used in Operating Activities	(2,973)
Net Cash Flows from Investing Activities	-
Cash Provided by Financing Activities	
Investments from shareholder	7,000.00
Net Contributions	250.00
Net Cash Provided By Financing Activities	7,250.00
Net Change in Cash	4,277
Cash and Cash Equivalents - Beginning of period	-
Cash and Cash Equivalents - End of period	4,277

The accompanying notes are an integral part of these financial statements


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000



Notes to the Financial Statements

Those notes are an integral part of these financial statements

As of April 21, 2022

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Country the Musical Company, a Wyoming corporation, was formed on March 23, 2022. We are a start-up company with an office in Playa del Rey, California. We are an "Indie live musical theater and TV production company," meaning that we are not a large, well-known studio such as Walt Disney Studios or Paramount Television Studios. We have a simple mission – to provide the best possible live country musical show performances and television programming. Our goal is to be the "Hamilton" of country musicals.

Assuming we are able to obtain adequate funding from this offering statement, we plan to produce a live 2 Act, 6 character ensemble cast, "environmental", "interactive" version of Country the Musical in the Los Angeles area as well as a television pilot. "Environmental" means that the show is performed in part amongst the seated audience. It is also "interactive" because there are a few scenes where audience members are participants. The 20 song soundtrack is fully produced (Nashville musicians); on a CD and online. Country the Musical was produced/performed at the Crazy Horse Steakhouse and Saloon, Santa Ana, CA in 1999. Videos of much of the music performances and acting scenes were produced in Bakersfield, CA, primarily at Buck Owens' Crystal Palace, in 2000. See CountrytheMusical.net.

We are offering up to 4 million of our Common Stock shares at $0.25 per share in this US Securities and Exchange Commission ("SEC") Regulation Crowdfunding Offering ("Common Stock").

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Going Concern

The company is a start-up and funding its operational expenses from the financing activities. Management plans to include plans to raise additional equity financing. However, there can be no assurance that the Company will be successful in obtaining sufficient equity financing on acceptable terms, if at all.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs or raise sufficient additional financing may require the Company to modify, delay or abandon some of its planned future expenditures, which could have material adverse effect on the company's business, operating results, financial condition and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as going concern for a reasonable period of time.





Offering Statement
40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

Notes to the Financial Statements (Continued)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions thataffect the reported amounts of assets and liabilities and disclosure of contingent assetsand liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience, and believes that those estimates and assumptions are reasonable based upon information available to them.

Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar denominated investment accounts. The Company's cash balance amounted to $4,277.00.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists. control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product Is specified by the customer, revenue is deferred until all acceptance criteria have been met. In the event the Company is able to raise enough operational funds, its primary sources of revenue will be its live show ticket and merchandise sales.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

- Identify the contract with a customer,
- Identify the performance obligations in the contract,
- Determine the transaction price,
- Allocate the transaction price to performance obligations in the contract, and
- Recognize revenue as the performance obligation is satisfied.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 4 – STOCKHOLDER'S EQUITY

The Company has authorized 1,000,000,000 shares of Common Stock and 100,000,000 shares of Preferred Stock with a par value of $ 0.0001 per share.

On March 24, 2022, the Company issued all 100,000,000 shares of its Preferred Stock. 70,000,000 shares were paid in cash at par value, and 30,000,000 shares were paid to the owner at par value as compensation for the license agreement.

No Common Stock has been issued as of the date of this report.







Country the Musical Company
8117 W Manchester Ave. PMB 700
Playa del Rey, CA 90293
(323) 397-5380

Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

Signature Certificate

Reference number: FPXU6-8YZPY-ICKWG-RATYW

Signer	Timestamp	Signature
Amjad Abu Khamis Email: cpa@cfaudits.com Shared via link		Amjad Abu Khamis
Sent:	22 Apr 2022 21:57:03 UTC	IP address: 77.91.139.16
Signed:	22 Apr 2022 21:57:04 UTC	Location: Nablus, Palestine

Document completed by all parties on:
22 Apr 2022 21:57:04 UTC

Page 1 of 1

Signed with PandaDoc

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Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
  - (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
  - (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
  - (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
  - (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
  - (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
  - (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
  - (i) at the time of the filing of this offering statement bars the person from:
    - (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
    - (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
    - (C) engaging in savings association or credit union activities? ☐ Yes ☑ No
  - (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
  - (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
  - (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
  - (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
  - (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
  - (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No



Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.CountrytheMusical.net

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

   (1)   Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
   (2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
   (3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



Country the Musical Company
8117 W Manchester Ave, PMB 700
Playa del Rey, CA 90293
(323) 397-5380

Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

Exbihit A: Sample Subscription Agreement

COUNTRY THE MUSICAL COMPANY

SEC REGULATION CROWDFUNDING

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.


Offering Statement
40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS


Offering Statement
40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

The Company:

COUNTRY THE MUSICAL COMPANY

8117 W Manchester Ave, Suite 700

Playa del Rey, CA 90293

1. Subscription.

   1. The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase Common Stock (singular - the "Security" or plural - the "Securities"), of: COUNTRY THE MUSICAL COMPANY, A Wyoming corporation (the "Company"), at a purchase price of $0.25/share (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in our Articles of Incorporation and Bylaws and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such documents.
   2. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.
   3. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

4. The aggregate number of Securities sold shall not exceed the Maximum Number of Units, as set in the Form C filed in relation to this offering with the SEC (the "Oversubscription Offering"). The Company may accept subscriptions until the "Termination Date" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "Minimum Offering" as set forth in the Form C filed with the SEC, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

5. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

6. The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

Purchase Procedure.

1. <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.

2. <u>Escrow arrangements.</u> Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

1. Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

2. Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

3. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

4. Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

5. <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. <u>Capitalization.</u> The authorized and outstanding units securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities being Offered" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

7. <u>Financial statements.</u> Complete copies of the Company's audited financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

8. <u>Proceeds.</u> The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

9. <u>Litigation.</u> Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber.</u> By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

1. <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

2. <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

3. <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

4. <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
    1. To the Company;
    2. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
    3. As part of an offering registered under the Securities Act with the SEC; or
    4. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

5. <u>Investment Limits</u>. Subscriber represents that either:
   1. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
   2. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

6. <u>Shareholder information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

7. <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

8. <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

9. <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

10. <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its



Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Proxy.

(a)   The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

6.   Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Wyoming.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9.   **Notices.** Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

> PHYSICAL: 8117 W Manchester Ave, Suite 700, Playa del Rey, CA 90293
>
> DIGITAL: countrythemusical@gmail.com
>
> Attn: Pete Wilke, CEO

If to a Subscriber:

> to Subscriber's address as shown on the signature page hereto
>
> or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10.   **Miscellaneous.**

1. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
2. This Subscription Agreement is not transferable or assignable by Subscriber.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

3. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

4. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

5. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

6. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

7. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

8. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

9. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

10. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

11. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

12. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.



Country the Musical Company
8117 W Manchester Ave, PMB 700
Playa del Rey, CA 90293
(323) 397-5380

Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

[*SIGNATURE PAGE FOLLOWS*]

COUNTRY THE MUSICAL COMPANY

SEC REGULATION CROWDFUNDING SUBSCRIPTION AGREEMENT

SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock shares of the Company ("shares"), by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The number of shares the undersigned hereby irrevocably subscribes for is: _______

(b) The aggregate purchase price (based on a purchase price of $0.25/share) the undersigned hereby irrevocably subscribes for is: $____________

(c) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

Investor Signature: ________________________

(print name of owner or joint owners):

Investor Signature (if owned jointly):_________________________

(print name of owner or joint owners):

Company Signature:



Country the Musical Company
8117 W Manchester Ave, PMB 700
Playa del Rey, CA 90293
(323) 397-5380

Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

This Subscription is accepted on ________________ (date).

COUNTRY THE MUSICAL COMPANY

____

Pete Wilke, CEO

EXHIBIT "B"

LICENSING AGREEMENT

COUNTRY THE MUSICAL

Exclusive, Royalty-Free Intellectual Property Licensing Agreement

This Agreement, effective as of March 24, 2022, is by and between Pete Wilke, a California resident ("Licensor") and Country the Musical Company, a Wyoming corporation ("Licensee").

Term: this License shall commence as of the effective date first written above and terminates when the Licensee is no longer taking reasonable steps to commercially exploit the IP and revenue therefrom, if any, is negligible with no reasonable prospects of improvement.

License Fee: consideration for this Agreement is solely 30 million shares of the Licensee's convertible Preferred Stock shares in the Licensor's name and/or whomever he shall designate in writing.

Intellectual Property Title: *Country the Musical* ("IP"). The IP's "book" is attached hereto and made a part hereof by this reference. The IP is copyrighted.

The IP is a musical theater book and music written and owned by the Licensor. Licensor warrants that he has the right to grant the License set forth herein and Licensor agrees to indemnify and hold Licensee harmless from and against any damages arising out of Licensee's infringement or violation of the intellectual property rights of others resulting from Licensee's use of the IP in accordance with this License.

Licensor grants to Licensee an exclusive, royalty free license, upon the terms and conditions and subject to the limitations set forth herein. This License includes the right to perform the music within the Licensee's shows and other programming and to include the recorded music for informational purposes on its website; but does not include rights to commercially exploit (sell) the recorded 20-song soundtrack as contained in the CD or online, or in any other media.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

Future "live" recordings, if any, by the Licensee of music contained within the current IP book are permitted hereunder; as is commercial exploitation of the same. No other music recorded or performed in any Licensee show or programming, or contained on its website, or music album derived therefrom shall be written by anyone other than the Licensor except to the extent the Licensor approves otherwise by written advance permission.

Nothing in this License shall be deemed to grant to Licensee any ownership or rights in the IP other than the licensed rights granted herein. Licensee will not modify, decompile, disassemble, reverse engineer, or create derivative works based on any of the IP. Licensee will use the IP in compliance with applicable law, including but not limited to all applicable provisions of copyright, trademark and other intellectual property laws.

Miscellaneous Legal Considerations

Confidentiality:

a.   **This Agreement.** The provisions of this Agreement are confidential and private and are not to be disclosed to outside parties without the express, advance consent of all parties hereto or by order of a court of competent jurisdiction.

b.   **Proprietary Information.** The parties agree and acknowledge that during the course of this Agreement in the performance of their duties and responsibilities that they will come into possession or knowledge of information of a confidential nature and/or proprietary information of other parties.

Such confidential and/or proprietary information includes but is not limited to the following of the parties, their agents, contractors, independent contractors and all affiliates: company and/or financial information and records or any client, customer or associate of the parties; information regarding others under contract, or in contact with a party; customer information; client information; security holder information; business contacts, investor leads and contacts; independent contractor information; documents regarding a party's website and/or Business Plan and any its products, budgets and various types of intellectual property.

The parties represent and warrant to each other that, except to their respective representatives (on a need-to-know basis only), they will not divulge confidential, proprietary information of the parties to anyone or anything without the advance, express consent of the affected party, and further will not use any proprietary information of any party for their or anyone else's gain or advantage during and after the term of this Agreement.

1. **Further Representations and Warranties:** The parties acknowledge and represent that they will perform their respective duties and functions herein in a timely, competent and professional manner. The parties represent and warrant that they will be fair in their dealings with the other parties and will not knowingly do anything directly against the interests of any other party hereto..

2. **Termination:** This Agreement may be terminated only if there is actionable misconduct or omission by a party hereto in the performance of their within duties and/or as also provided above.


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

If termination hereof results in actionable damages to any party, appropriate redress may be sought in accordance with the terms of this Agreement.

3. **Expenses:** Except as set forth below, each party shall bear its respective costs, fees and expenses associated with the entering into or carrying out its obligations under this Agreement.

4. **Indemnification**: Any party, when an offending party, agrees to indemnify and hold harmless the other non-offending party from any claim of damage of any non-offending party or non-offending non-party arising out of any act or omission of the offending party arising from this Agreement.

5. **Notices:** All notices required or permitted hereunder shall be in writing and shall be deemed given and received when delivered in person or sent by email (receipt of which is confirmed by reply email), or 10 (ten) business days after being deposited in the United States mail, postage prepaid, return receipt requested, addressed to the applicable party as the address as follows:

Pete Wilke – 8307 Delgany Ave, Playa del Rey, CA 90293
   Email: PeteWilkeAtty@gmail.com

Licensee – 8117 W Manchester Ave, PMB 700, Playa del Rey, CA 90293
   Email: countrythemusical@gmail.com

The parties have a duty to immediately notify, in writing, the other party of any change in the addresses or emails above.

0. **Breach:** Unless otherwise provided herein, in the event of a breach of this Agreement, 10 (ten) days written notice (from the date of receipt of the notice) shall be given. Upon notice so given, if the breach is not so corrected, the non-breaching party may take appropriate legal action per the terms of this Agreement.

1. **Assignment:** This Agreement is assignable only with the written permission of all parties hereto, which permission shall be in the absolute discretion of the Assignor.

2. **Amendment:** This Agreement is the full and complete, integrated agreement of the parties, merging and superseding all previous written and/or oral agreements and representations between and among the parties, and is amendable in writing upon the agreement of all concerned parties. All attachments hereto, if any, are deemed to be a part hereof.

3. **Interpretation:** This Agreement shall be interpreted as if jointly drafted by the parties. It shall be governed by the laws of the State of California applicable to contracts made to be performed entirely therein.

4. **Enforcement:** If the parties cannot settle a dispute between them in a timely fashion, either party may file for arbitration within Los Angeles County, California. Arbitration shall be governed by the rules of ADR Services, Inc. (or another reputable alternative dispute organization if ADR Services,


Offering Statement

40,000 Shares of Common Stock at $0.25 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	40,000	$10,000	$9,200
Maximum Amount	20,000,000	$5,000,000	$4,600,000

Inc. is unavailable). The arbitrator(s) may award reasonable attorney's fees and costs to the prevailing party. Either party may apply for injunctive relief or enforcement of an arbitration decision in a court of competent jurisdiction within Los Angeles County, California.

5. **Counterparts:** This Agreement may be executed in counterparts each of which shall be deemed an original and all of which together shall constitute one and the same agreement. Electronic signatures shall be considered as valid and binding as original signatures.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the effective date first written above.

Licensor

-s-

_____

Pete Wilke

Licensee
Country the Musical Company

-s-

_____

By: Jeff Brown
Member Board of Directors